TEXAS CAPITAL FUNDS TRUST

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

Texas Capital Funds Trust (the “Trust”), on behalf of its series that have multiple classes of shares listed on Schedule A, as amended from time to time (each a “Fund”), hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Plan”), which sets forth the separate distribution arrangements and expense allocations of each class of shares of each Fund. A majority of the Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) (the “Independent Trustees”), having determined that the Plan is in the best interests of the shareholders of each class of each Fund and the shareholders of the Fund as a whole, have approved the Plan.

CLASS CHARACTERISTICS

Each class of shares of a Fund will represent an interest in the same portfolio of investments of such Fund and will be identical in all respects, except that, as provided for in such Fund’s prospectus, each class shall differ with respect to (i) Rule 12b-1 Plans that may be adopted with respect to the class; (ii) shareholder servicing fees; (iii) administrative servicing fees; (iv) distribution and related services and expenses; (v) differences relating to sales loads, purchase minimums, eligible investors and exchange privileges; and (vi) the designation of each class of shares. The classes of shares designated by each Fund are described in greater detail in a Fund’s currently effective registration statement, as may be supplemented from time to time, and set forth in Schedule A.

Each class of shares will have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

(a)	distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto), which will be borne solely by shareholders of such class;

(b)	shareholder services fee payments for a particular class of shares and any other costs relating to implementing or amending such plan, which will be borne solely by shareholders of such class;

(c)	administrative services fee payments for a particular class of shares and any other costs relating to implementing or amending such plan, which will be borne solely by shareholders of such class;

(d)	different class expenses, which will be limited to the following expenses determined by the Board of Trustees to be attributable to a specific class of shares:

(i)	printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific class;

(ii)	Securities and Exchange Commission registration fees and state “blue sky” fees incurred by a specific class;

(iii)	litigation or other legal expenses relating to a specific class;

(iv)	Trustee fees or expenses incurred as a result of issues relating to a specific class;

(v)	transfer agent fees and expenses identified as being attributable to a specific class;
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(vi)	accounting expenses relating to a specific class; and

(vii)	voting rights related to any Rule 12b-1 Plan affecting a specific class of shares;

(e)	different transfer agency fees and related expenses attributable to a specific class;

(f)	exchange privileges; and

(g)	class names or designations.

Any additional incremental expenses not specifically identified above that are subsequently identified and determined to be properly applied to one class of shares of a Fund shall be so applied to such class of shares of the Fund upon approval by a majority of the Trustees, including a majority of the Independent Trustees.

INCOME AND EXPENSE ALLOCATION

Certain expenses attributable to the Trust, and not to a particular series, will be borne by each series on the basis of the relative aggregate net assets of the series. Expenses that are attributable to a Fund, but not to a particular class thereof, will be borne by each class of the Fund on the basis of relative net assets of the classes. Notwithstanding the foregoing, the investment adviser or other service providers may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

A class of shares may bear expenses that are directly attributable to such class as set forth above.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by a Fund to each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that any distribution fees, shareholder service fees and class expenses allocated to a class will be borne exclusively by that class.

EXCHANGES

Shareholders may exchange shares of any class of a Fund for those of similar share classes of another Fund, if any, or for shares of a similar share class of any other series of the Trust for which the Fund’s investment adviser serves as investment adviser (which other series may be included in another Multiple Class Plan).

CONVERSION OF SHARES

A share conversion is a transaction in which shares of one class of a Fund are exchanged for shares of another class of the Fund. Share conversions can occur between any two share classes of a Fund. In a conversion, a shareholder will receive shares of another class equal to the aggregate net asset value attributable to the shares of the current class held by the shareholder divided by the net asset value per share of the other class. Generally, a shareholder may request a share conversion when a shareholder becomes eligible for another share class of the Fund or no longer meets the eligibility of the share class owned by the shareholder (and another class exists for which the shareholder would be eligible).

In addition, each Fund reserves the right to mandatorily convert shareholders from one class to another if they no longer qualify as eligible for their existing class, or if they become eligible for another class and such conversion

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does not adversely affect the shareholder. Such mandatory conversions may be as a result of a change in value of an account due to market movements, exchanges or redemptions. A Fund will notify affected shareholders in writing prior to any mandatory conversion.

A share conversion is not expected to result in the recognition of gain or loss by a shareholder for U.S. federal income tax purposes.

GENERAL

Any distribution arrangement of the Trust or any services, including distribution fees pursuant to Rule 12b-1 under the 1940 Act and any initial sales charge or contingent deferred sales charges, will comply with the Rules of Fair Practice of the Financial Industry Regulatory Authority.

The termination or any material amendment to this Plan must be approved by a majority of the Board of Trustees of the Trust, including a majority of the Independent Trustees.

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SCHEDULE A

Fund	Class
Texas Capital Government Money Market Fund	Institutional Class	Lonestar Class